                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005

                        Commission File Number 001-15012

                           HANAROTELECOM INCORPORATED
                            (Name of the Registrant)

                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]    Form 40-F [ ]

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                               Yes [ ]    No [X]

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                               Yes [ ]    No [X]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ ]    No [X]


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)
         hanarotelecom incorporated (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a corporate disclosure relating to Business Plan for 2005, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on February 16, 2005.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       HANAROTELECOM INCORPORATED



Date: February 23, 2005                By: /s/ Janice Lee
                                       ----------------------------------
                                       Name: Janice Lee
                                       Title: Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
Exhibit 99.1:     a corporate disclosure relating to Business Plan for
                  2005 with the Korea Securities Dealers Association Automated
                  Quotation Market ("KOSDAQ") on February 23, 2005.
